EXHIBIT 99.1

Intellipharmaceutics Files ANDA With FDA for Generic Seroquel XR(R)

TORONTO, April 4, 2011 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I) today announced the filing of an Abbreviated New Drug Application (ANDA) with the U.S. Food and Drug Administration (FDA) for a generic of Seroquel XR® (quetiapine fumarate extended-release tablets). Seroquel XR® is an oral psychotropic agent indicated for the treatment of schizophrenia, bipolar disorder, and major depressive disorder. Sales of Seroquel XR® in the U.S. were approximately $823 million in 2010.

"The filing of a generic version of Seroquel XR® is one of  the Company's performance milestones for 2011 and another important addition to our product portfolio filed for approval with the FDA, which includes generics of Focalin XR®, Effexor XR®, Protonix® DR and Glucophage® XR," commented Dr. Isa Odidi, CEO of Intellipharmaceutics. "These filings not only provide further validation of our Hypermatrix™ technology, they clearly demonstrate the flexibility of our technology to efficiently and effectively match a number of drug delivery profiles."

Intellipharmaceutics now has five ANDAs awaiting FDA approval with reported sales for branded and generic versions of these products being approximately $8 billion in 2010. The Company develops both ANDA product candidates and new drugs through the New Drug Application (NDA) 505(b)(2) regulatory pathway.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, Intellipharmaceutics has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, GIT, pain and infection.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements include, without limitation, statements regarding the proposed financing, including the amount and timing thereof and effect on control, and possible future warrant exercises, and regarding the Company's plans, milestones and proposed use of proceeds, status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the closing of this transaction, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing , the timing of our programs to research, develop and commercialize our products, the timing and costs of obtaining regulatory approvals, our estimates regarding our capital requirements and future revenues, the timing and amount of investment tax credits, and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to Intellipharmaceutics International Inc. and our business can be found in the "Risk Factors" section of our annual information form dated February 28, 2011 and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACT: Glenn Neumann
         Director of Investor Relations
         416-798-3001 x123
         investors@intellipharmaceutics.com